Exhibit 1

FOR IMMEDIATE RELEASE	7 September 2011

WPP PLC (“WPP”)

Kantar acquires Global Market Insite, Inc.

WPP announces that its wholly-owned operating company Kantar, the information, insight and consultancy group, has acquired the stock of Global Market Insite, Inc. (“GMI”), a global provider of technology solutions and online panels to the market research industry. GMI will be aligned with Lightspeed Research, a division of Kantar, that provides global online research panels and products.

Founded in 1999, GMI employs 230 people and is based in Bellevue, Washington, with additional offices in Los Angeles, Boston, Vancouver, London, Paris, Den Bosch (the Netherlands), Munich, Sydney, Hong Kong, Singapore, Shanghai and Tokyo. GMI offers technology-enabled survey solutions, global panel and innovative survey methodologies that provide an integrated way for market researchers to tap into targeted consumers around the world, delivering highly accurate, reliable and repeatable results.

The acquisition of GMI adds panels in 13 countries, bringing Lightspeed Research’s global reach to over four million online panelists across proprietary panels in 38 countries. Notable additions to the Lightspeed Research footprint include Brazil, Mexico and India along with numerous Asian markets. Panel capacity in the U.S., Canada and the European ‘Big 5’ will grow significantly as a result of the acquisition.

GMI’s revenues for the year ended 31 December 2010 were $64 million, with gross assets at the same date of $26 million.

This investment continues WPP’s strategy of investing in fast-growing markets and sectors and further strengthening it’s the capabilities of Kantar, which is one of the world’s largest insight, information and consultancy groups. Kantar companies work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at each and every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

Contact:

Feona McEwan, WPP	+44 (0)20 7408 2204